SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

EMBASSY OF THE REPUBLIC OF TÜRKİYE

OFFICE OF THE COUNSELOR FOR TREASURY AND FINANCIAL AFFAIRS

2525 Massachusetts Avenue, N.W.

Washington D.C. 20008 / U.S.A.

Phone: (202) 612-6790 Fax: (202) 238-0627

Copies to:

CHRISTOPHER P. PETERSON, ESQ.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

The purpose of this Amendment No. 3 is to file with the Securities and Exchange Commission an update of certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on September 22, 2023, as amended, which is included as Exhibit D-3 hereto and which updates and amends the entire Exhibit D previously filed.

EXHIBIT INDEX

Exhibit Number

A	None

B	None

* C	Copy of the 2023 Annual Budget of the Republic (in Turkish)(P)

* D	Current Description of the Republic as of September 22, 2023

* D-1	Recent Developments in the Republic as of February 8, 2024

* D-2	Recent Developments in the Republic as of March 14, 2024

D-3	Current Description of the Republic as of March 29, 2024

* E	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated February 15, 2024

* F	Opinion of Arnold & Porter Kaye Scholer LLP dated February 15, 2024

* G	Underwriting Agreement dated February 8, 2024

* H	Opinion of the First Legal Advisor, Ministry of Treasury and Finance of the Republic of Türkiye dated March 21, 2024

* I	Opinion of Arnold & Porter Kaye Scholer LLP dated March 21, 2024

* J	Underwriting Agreement dated March 14, 2024

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Türkiye on the 29th day of March, 2024.

REPUBLIC OF TURKEY

By:	/s/ Yiğit Korkmaz YAŞAR
Yiğit Korkmaz YAŞAR
Director General, Ministry of Treasury and Finance